

SKEYEON INC.

Our Microsatellites Fly Lower - Earth Monitoring, Agriculture and National Security

skeyeon.com   San Diego, CA   in   ▶   f   ⊙ | Technology | B2B | Moonshots | Science & R&D |

Highlights

(1)   Over $2 million from investors, and we are part of several government contracts.

(2)   CEO's last venture, Peregrine Semiconductor, sold for almost $500 million!

3   Earth monitoring is ripe for disruption by Skeyeon, now dominated by large, slow government agencies

4   By planning to orbit closer than anyone else has, we get better optical resolution, data speed, etc.

5   Solved key issues specific to satellites in VLEO orbits, i.e. propulsion, atomic oxygen erosion, etc

6   Developed patented technologies necessary to orbit microsatellites at an altitude of 100-350 km.

7   Team of experts from fields related to optics, telemetry, coatings, RF links, and space systems, etc

8   Aiming for 1 meter resolution images and building an image database for earth monitoring.

Our Team

 ## Ron Reedy CEO

Ron has over 45 years of experience in advanced research and development. He is the co-inventor of UltraCMOS™ technology, and subsequently the co-founder of pSemi Corporation (formerly Peregrine Semiconductor).

 ## Massimo Comparini Market, Business, & Competitive Analysis

Massimo advises Skeyeon with his 38+ yrs in the areospace industry. Currently Deputy CEO and Sr EVP Observation, Exploration and Navigation at Thales Alenia Space, and CEO of Thales Alenia Space Italia, he brings a unique perspective to Skeyeon operations

 ## Thomas Schwartzentruber Aerodynamics and Vehicle Design

Tom Schwartzentruber, Ph.D., provides technical expertise for aerodynamics, propulsion, & attitude control, & is on Skeyeon's Executive Advisory Board since propulsion, & attitude control, & is on Skeyeon's Executive Advisory Board since 2015. Tom is Professor of Aerospace Engineering & Mechanics at the Univ. of Minnesota since 2008.



Timothy K. Minton Materials and Space Materials

Dr. Minton is in charge of materials and coatings for Skeyeon, including our proprietary low drag, atomic-oxygen resistant material. He is currently professor of Aerospace Engineering at the Univ. of Colorado, studying rarefied planetary atmospheres etc.



Mike Knowles Business Development & Government Relations

Mike Knowles is the VP/GM of C5ISR systems at Curtiss Wright, and has 30+ years in global aerospace & defense markets. He's a retired Navy officer & Naval Test Pilot School grad, with an MBA from George Mason University, a BS & MS in Aerospace Engineering



Joseph Ford Optical Engineering

Dr. Ford is the lead optical engineer at Skeyeon, and professor of electrical & computer engineering at UCSD. He is an OSA & IEEE Fellow, author of 200+ journal articles & proceedings, and inventor on over 50 USA optical communication and imaging patents.



Ron Melanson Business, Computers and RF

Ron is Chief Engineer & Operations for EvoNexus Silicon Valley. Previously he was VP of Engineering at Oracle. Prior to that he was both Sun MicroSystems Distinguished Engineer & VP of Engineering. He has a BS & MS in E.E. at Northeastern University



Dan Nobbe Radio Systems, Intellectual Property & Regulatory

Dan is responsible for our RF systems, regulatory approvals, and patents, and serves on Skeyeon's Expert Advisory Board since 2017. He is currently V.P. of RF & Radar Systems at MatrixSpace, has 45+ patents, and was Director of IP Development at pSemi





Erica Helgerson IP Manager

Erica is an IP and Innovation Leader. Recently she managed a patent portfolio of over 1000 assets at pSemi Corp. The portfolio was recognized as a 'Top 10' by IEEE. She has an M.S. in Electrical Engineering and is a registered patent agent with the USPTO



Jackie Townsend Marketing Communications

Jackie's role at Skeyeon is to support the company's internal and external communications. She is a branding expert and Chief Strategist for Townsend Team, turning underdogs into market leaders, with a program called The Big Brand Workshop.



Fred Hill

Our Satellites Fly Lower



INTRODUCING SATELLITE CLOSE-UPS

Getting closer to the earth allows us to obtain high revisit rates at the lowest possible cost. We have spent the past 6 years solving technical obstacles to enable our satellites to orbit at half the altitude of traditional low earth orbit (LEO, >450 Km) satellites.

WHY VERY LOW EARTH ORBIT (VLEO, 180-350 KM)?

- Lower On-Orbit Costs
- Link Budget 4X Improved
- Industry and Government Trends
- Performance/Cost
- Eliminates Space Junk

Very low Earth orbit is a range of orbital altitudes below 400 km (250 mi), and is of increasing commercial importance in a variety of scenarios and for multiple applications, in both private and government satellite operations.

The benefits of satellites operating in VLEO are many fold, including; inherently higher satellite performance; substantially lower launch and operating costs; communication payloads with significantly better link budgets; and creating self-cleaning orbits, essentially solving the significant problem of space debris.

Skeyeon filed the first VLEO satellite patent describing commercial satellite operation in orbits from 100 to 350 km (62-218 mi).

In today's world, where knowledge equates to power, Skeyeon is leading the charge in a groundbreaking technological movement.

Our development of Very Low Earth Orbit (VLEO) technology represents not merely an advancement, but a fundamental shift in the methods of collecting and leveraging satellite data. Skeyeon is paving the way for the next generation of global monitoring and information gathering.

We are in the process of creating smaller, more affordable, yet highly efficient satellites designed for an orbit that remains largely untapped, aiming to seize a significant share of the multi-billion dollar Earth Observation industry.

To put it in simple terms that everyone can understand - consider the difference between taking a photograph of someone's face, or in our case, the Earth, from a distance versus up close. By operating our satellites at lower altitudes than ever before, we achieve unparalleled detailed views.

The Challenge of Outdated Satellite Intelligence and Skeyeon's Unique Solution

The world moves fast, but traditional satellite systems lag behind. With orbital times nearing 24 hours, these systems provide data that's often outdated before it even reaches the ground.

This delay is a critical bottleneck in sectors where timely information can mean the difference between success and failure, safety and danger. From military operations requiring up-to-the-minute intelligence to disaster response teams needing immediate situational awareness, the need for real-time data is paramount.

Existing satellite solutions face several limitations, including high costs, limited bandwidth, data latency, and line-of-sight transmission issues. Furthermore, the frequency spectrum is becoming increasingly congested, leading to potential increases in interferences.

Skeyeon's approach addresses these limitations by focusing on two key factors: availability of information and high availability of the satellite system. Unlike existing solutions that may have significant data delay, Skeyeon aims to provide fast data acquisition. This speed is crucial for applications where immediate availability of information is essential.

Additionally, Skeyeon plans to ensure high availability of its satellite system, making it a reliable source of data for various applications. While Skeyeon may not offer the highest resolution available in the market, it strikes a balance between resolution and immediate availability of data.

This balance is critical for many applications where timely data is more important than extreme high resolution.

Satellite data has changed the world, but it is too expensive and not price-elastic enough for persistent (daily) coverage

While competitors have been investing in Low Earth Orbit (LEO) satellites, Skeyeon was the first to recognize the benefits of Very Low Earth Orbit (VLEO) over 6 years ago.

Working with leading experts, Skeyeon has solved all key technical hurdles to operate low-cost satellites **at half the altitude of traditional Low Earth Orbit (LEO) satellites.**

While competitors have been investing in Low Earth Orbit (LEO) satellites, Skeyeon was the first to recognize the benefits of Very Low Earth Orbit **(VLEO) over 6 years ago.**

Working with leading experts Skeyeon has solved all key technical hurdles to operate **low-cost satellites** at **half the altitude** of traditional low Earth Orbit (LEO) satellites.

We're pioneering a shift in the Earth Observation sector, a field traditionally monopolized by large government entities, by deploying a network of satellites into Very Low Earth Orbit (VLEO), reaching altitudes previously unexplored by major constellations. The advantages of proximity—enhanced imagery, improved data transmission efficiency, reduced costs, and superior monitoring of Earth's diverse systems—are clear. This sector is poised for innovation, mirroring the transformative impact SpaceX had on the rocket industry.

While there are competitors in satellite imagery offering high-resolution images monthly or low-resolution snapshots weekly, based on their orbital paths, our strategy is set to revolutionize the industry. We aim to deliver high-resolution images on a daily basis, marking a significant leap forward for numerous sectors.



WHY RESOLUTION AND REVISIT RATE

- Resolution drives decision clarity. With resolution you can tell this is hospital ship

- Revisit rate enables timely decisions

- 1m resolution AND daily re-imaging rates is missing from the market

- Traditional satellites ~$100M: not scalable, very expensive

Skeyeon's Game-Changing Approach

- **VLEO Technology** - Skeyeon is redefining satellite technology with our pioneering Very Low Earth Orbit (VLEO) approach, currently in development. By planning to operate satellites closer to Earth, we aim to achieve unprecedented image clarity and data acquisition speed. This proximity is intended to enhance the quality of intelligence and significantly reduce the time between data capture and analysis.

- **Real-Time Insights** - Our VLEO satellites are designed to unlock real-time insights. In a world where situations evolve by the minute, Skeyeon aims to provide the agility and speed necessary to keep pace. From geopolitical monitoring to environmental surveillance, our technology is intended to ensure decisions are made based on the most current information available.

- **Innovative Technologies** - Navigating the challenges of VLEO orbits requires innovation at every step. Skeyeon is developing a suite of patented technologies addressing everything from advanced propulsion for precise maneuvering to specialized coatings that combat atomic oxygen erosion. Our innovations are the backbone of our planned VLEO capabilities, setting new standards in satellite technology.

The reason no one has done this to date is because of the technical challenges required to fly satellites in VLEO, as this orbit has an atmosphere of highly corrosive atomic oxygen.

Our team of experts has solved these challenges, with patents issues and more pending, allowing us to fly closer to the Earth than anyone has accomplished. Closer means better images and monitoring, easier data transmission, and more.

THE CHALLENGES OF VLEO & REAL - TIME CONNECTIVITY



- Atmospheric Drag-SOLVED & PATENTED

- Atomic Oxygen-SOLVED & PATENTED

- Real-Time Data Pipe-SOLVED & PATENTED

- Folding Telescope-UNDER DEVELOPMENT

Skeyeon's satellites, compact enough to fit on a coffee table, are engineered for versatility with interchangeable payloads, enabling a limitless array of missions. Whether the task is to monitor methane emissions, combat illegal whaling or fishing, or capture infrared or UV

data on the planet's night side, Skeyeon envisions a future where our technology unlocks boundless possibilities for Earth observation and beyond.


VARIABLE PAYLOAD
While we believe the imaging market is proved and lucrative, Skeyeon is not limited to imaging alone. We can incorporate other payloads that will benefit from very low earth orbits such as radio intercept, particle detectors, global positioning systems and many others. We are currently undergoing such research.
Skeyeon is already participating in several Government contracts.

Meet the Visionaries Behind Skeyeon


THE TEAM THAT GOT US HERE
Ron Reedy
Chief Executive Officer
pSemi
SPAWAR
Formerly Peregrine Semiconductor
Massimo Comparini
Market and Business Analysis
e-geos
ThalesAlenia Space
Thomas E. Schwartzentruber
Aerodynamics & Vehicle Design
University of Minnesota
Timothy K. Minton
Materials & Space Coatings
University of Colorado Boulder
MONTANA STATE UNIVERSITY
NASA
JPL
Dan Nobbe
Radio Systems IP & Regulatory
pSemi
Formerly Peregrine Semiconductor
MOTOROLA
Joseph Ford
Optical Engineering
OMM
UCSanDiego
Mike Knowles
Business Development
CURTISS-WRIGHT
CUBIC
LOCKHEED MARTIN
Jackie Townsend Konstanturos
Marketing Communications
Townsend Team
QUALCOMM

Skeyeon's mission is powered by a team of visionary thinkers and industry experts. Each member brings a unique set of skills and a shared

passion for innovation. From seasoned engineers to pioneering scientists, our team's diverse expertise is our greatest asset.

Beyond Military: A World of Applications

The potential applications of Skeyeon's technology extend far beyond military and security realms. Our high-resolution daily imagery, once operational, is envisioned to revolutionize industries across the board. In agriculture, we plan to assist in precision farming, helping to maximize yields and conserve resources, and play a crucial role in global drought monitoring.

In the maritime sector, we aim to serve as an ocean watchdog including tracking illegal activities and pollution monitoring. For infrastructure monitoring, our real-time imagery is intended to aid in everything from urban planning to disaster response.

Additionally, we foresee our technology being pivotal in climate change monitoring, wildlife conservation, disaster preparedness, and renewable energy siting.

These examples are just the tip of the iceberg; the reach of our technology is virtually limitless. Wherever global and current visual information is vital, Skeyeon's solution has a purpose, aiming to make the world a better, safer, and more sustainable place.

Unmatched Precision in Earth Observation

At the heart of Skeyeon lies a relentless pursuit of innovation.

Our diverse team of space technology specialists is united in their mission to expand the limits of the achievable.

We are at the forefront of crafting cutting-edge optics designed to reveal the Earth with clarity never seen before, alongside developing durable telemetry systems that ensure dependable data flow. Each element of our satellite design embodies our dedication to pioneering advancements in the field.

Compact, Customizable, Cutting-Edge

Skeyeon is crafting satellites that redefine engineering excellence. Despite their compact, coffee-table-sized dimensions, our satellites are engineered to deliver formidable capabilities. With a focus on flexibility, each unit is designed to support interchangeable payloads, enabling customization for specific missions and maximizing their impact across a wide range of applications.

Noteworthy Considerations

- Skeyeon is the VLEO expert on a large DARPA Project ("Ouija") to launch our VLEO satellites, targeting first launch in 2024

- Provides non-dilutive funding to demonstrate (and de-risk) VLEO operation

- We are on additional Government programs to further develop VLEO technology

- VLEO is becoming a new focus and opportunity in the satellite industry

Be Part of Skeyeon's Pioneering Journey

Skeyeon is set to change the way we view our world, and we invite you to be part of this pioneering journey. Your investment in Skeyeon is an investment in a future where intelligence is timely, accurate, and accessible. It's an opportunity to be at the forefront of a technological revolution. Let's make history together.